Friess Associates observations for clients and Brandywine Funds shareholders
March 31, 2010

Companies that Planned Ahead
Now Pull Ahead as Conditions Improve

Few see reason to believe the Federal Reserve intends to start lifting interest rates from their crisis-inspired lows anytime soon. The thinking is the central bank won’t risk sparking a market reaction that pushes rates too high too fast for mortgages to stay in a range that gives housing its best chance to get a boost from the spring selling season.

The interest rate environment is telling investors that equities are an attractive asset class at a time when macro-level indicators that might hint toward which equities to own are far less instructive. As a result, many investors take a vague theme, from domestic government spending to the global economy’s impact on commodity prices, and run with it.

While virtually all the companies we hold benefit from some broader trend, we approach isolating investment opportunities from the opposite direction. Our research gives us the kind of ground-level detail that not only helps us identify which companies to own but also provides unique perspective on the environment. As we enter the June quarter, we’re encouraged by what we see from the bottom up.

The upshot of the individual-company interviews we conduct is that business conditions are clearly continuing to improve, though the trend is not uniform. Companies that enjoyed strong positions in their industries before the recession hold even stronger competitive positions now that the environment is more supportive. They had the foresight to plan for better days and the balance sheet strength to act on it.

Weaker companies, which were forced to reduce their capabilities, in some cases just to survive, find themselves further behind. In most instances, their ability to dig themselves out is hamstrung by limited access to low-cost capital given their relatively unappealing financial conditions in a still-tight-fisted lending climate.

It’s a situation we see playing out in the semiconductor industry, where last year more than two dozen fabrication facilities were shuttered and companies  such as Qimonda and Spansion sought bankruptcy protection. Now that demand is rebounding, stronger companies, including holdings such as Analog Devices, Intel Corp. and Linear Technology, are positioned to capitalize on the situation.

Semiconductor capacity is tight at a time when we believe growth in the personal computer market is running ahead of expectations due to trends that stalled in last year’s downturn, such as the growing number of computer products per household and increased usage in emerging markets. Now that it’s been in use and received positively, corporate enterprises and consumers are increasingly moving to Windows 7-based systems, spurring additional PC demand.

Smart phones, which still represent a considerable minority as wireless phones go, are overwhelming the networks on which they operate, creating opportunities for chipmakers and companies such as networking product maker Cisco Systems. Cisco, a large-cap company we hold, invested through the economic downturn and is today riding a wave of new product introductions that is expected to drive double-digit revenue growth in coming years. Cisco exceeded expectations with 25 percent earnings growth in the January quarter.

Firm-wide, technology holdings comprise the largest percentage of assets, with semiconductor companies representing the largest sub-sector within technology. Holdings from the consumer discretionary sector represent the second largest position we hold.

Trends at Home Depot (page 4) show homeowners demonstrating an increasing willingness to spend on sprucing up their homes. The rising demand comes at an opportune time for the original home improvement superstore chain, which before and during the recession reworked its supply chain, logistics network and technology to boost efficiency and make stores more customer-friendly. Same-store sales growth that recently emerged after a three-year drought is expected to continue through 2010.

Energy prices haven’t attracted much attention lately, which is fine when you consider that they’re not usually a primary focus for the stock market unless they’re cause for concern. Since climbing from its recession lows, oil has traded in a relatively narrow band for more than nine months, providing a level of stability that has helped foster recovery in the energy and industrial sectors. Oil prices have been high enough to encourage exploration and development of new energy resources without being so high that they threaten the economic recovery.

That’s good news for Greif (page 4), which makes industrial packaging, including drums used to carry oil, chemicals, paints, food, pharmaceuticals and hazardous waste. The company also makes paper and corrugated packaging used in transporting consumer goods. Operating in a fragmented industry, Greif seized on opportunities during the downturn to leverage its financial strength and expand into new lines of business and geographic markets through acquisitions.

Semiconductor maker Maxim Integrated Products (page 5) leveraged its experience designing custom-purpose analog chips to pursue more robust growth opportunities related to consumer electronics two years ago. With more than two decades experience making specialized chips, Maxim brings high-performance capabilities to mass produced analog semiconductors. The company’s business is now about evenly split between custom and high-volume chips.

Rovi (page 5) brings order to the ever-expanding television viewing experience through user-friendly guides and software that enables on-demand viewing and other entertainment conveniences in the digital television age. The company is introducing a new product in the form of its most comprehensive guide to date, which will offer an array of advanced capabilities and, potentially, a new platform for interactive advertisements.

The U.S. economy grew 5.6 percent in the final three months of 2009, with corporate spending accounting for the bulk of the growth. Most private investment growth stemmed from a rise in inventories, leading to debate as to whether that shows companies responding to demand or just no longer slashing production as they did in the darker moments of late 2008. But, in what could be evidence of the former, the second largest contributing business expenditure was investment in equipment and software, the kind of purchases companies make to boost their productive capacity.

Corporate profit recovery puts companies in a position to drive continued capital expenditure growth this year.

After-tax profits grew to 7.6 percent of gross domestic product in the December quarter, bringing their share of GDP within range of the levels reached prior to the recession. The most recently released Federal Reserve statistics showed internal capital, a major funding source for capital outlays among non-financial corporations, was greater than capital spending by an unusually wide margin.

After-Tax Profits as a Percentage of GDP

Source: Department of Commerce, Bureau of Economic Analysis

The Institute for Supply Management’s manufacturing index signaled expansion for the eighth consecutive month in March, representing the fastest growth in manufacturing activity since July 2004. With increased economic stability over the past three quarters, companies appear much more willing to commit their stockpiled cash to pursue growth. That could be a much-needed positive influence on one of the most pressing challenges to the economy’s longer-term health, the unemployment situation.

Growing economic stability has been largely mirrored in the stock market. Volatility, which has traveled a mostly downward path since reaching incredible heights in late 2008 and early 2009, was as low as it has been in almost two years at the end of March, as indicated by the CBOE Volatility Index, or VIX.

Visibility is improving, helping us identify companies with strong earnings promise that we’re confident they will fulfill. The average company we hold firm-wide is expected to grow earnings 30 percent in 2010. We believe the backdrop against which the companies we hold will report their results is conducive to investors taking note of them.

Best wishes from your entire Friess team.

Bill D’Alonzo
Chief Executive Officer

Diagnosing Health Care Reform

Research Team Leader James Gowen

Most health care companies gained ground following a vote in the U.S. House of Representatives that resulted in one of the largest pieces of social legislation in decades becoming law. Investors, encouraged to have some uncertainty removed after a prolonged political debate, took broad aim at guessing likely future winners. We believe performance at individual companies will continue to determine the best investment opportunities in the sector.

Analyst reports and news articles quickly piled up on our desks arguing that pharmaceutical manufacturers, hospitals and other industry sub groups would now gain at the expense of medical device manufacturers, insurance providers and others. We don’t think a case can be quickly made for winners and losers based solely on the President’s signing of the bill. With one of every four hospitals losing money right now and what looks like little benefit from reform kicking in until 2014, most are no more attractive today than before the legislation.

We’re not discounting what reform of this magnitude will mean for a sector that represents roughly $1 out of every $6 dollars spent on U.S. goods and services. We remain concerned that health care providers will face reimbursement pressures creating challenges for profit margins despite higher insured patient volumes.

Still, health care companies continue to play a role in our portfolios. The trend toward an aging population with greater health demands means that companies with truly innovative products or services that address unmet needs and lower-cost solutions will be successful regardless of how the details of reform play out.

For example, we purchased biopharmaceutical developer Celgene last April not knowing at the time if or when health care reform legislation would materialize. Conversations with doctors, patients and various senior medical professionals in the oncology field led us to believe that the potential for the company’s primary drug, Revlimid, used to treat multiple myeloma, was underappreciated.

As the health care debate raged on, Revlimid generated impressive data for approved and potential new indications while also expanding its global reach. Celgene now has numerous trials in the works to expand usage to additional forms of cancer.

Reform will intensify the need for efficiencies in the overall system. Holding MedAssets’ revenue cycle management software offerings take aim at inefficient and increasingly complicated health care reimbursement systems and can often reduce accounts receivable by more than 20 percent. In a similar vein, holding Covance helps pharmaceutical and biotechnology customers looking to drive down costs by outsourcing their research-and-development processes. Pharmacy benefits manager Express Scripts, also a holding, benefits as a greater number of the 500 million prescriptions it fills each year are lower-cost generics.

Technology holding Nuance Communications signed agreements with eight new hospitals over the past month for its voice-recognition technology, as pressure continues to build in the sector to improve quality of care, lower costs and digitize medical records. Hospitals use holding McKesson’s software to help prevent medical errors while lowering administrative expenses. Applications include organizing clinical data, archiving images and monitoring medication.

Individuals have very strong opinions on all sides of the health care debate. We believe it’s critical to leave emotions and political views at the door when considering investment decisions. Our research is focused on finding companies with clear paths to earnings growth. It’s very likely higher health care costs will have a greater impact on bottom lines in the months and years ahead.

Right now, the estimated $938 billion health care bill is to be paid by a combination of tax hikes, cuts in Medicare and other still unknown charges. Large companies with sizable pools of retirees were the first to announce charges likely to weigh on profits. Construction machinery maker Caterpillar lobbied Congress knowing it would take a $100 million after-tax charge to earnings in its first quarter as the new law will lower its tax deductions associated with its retiree drug benefits program. AT&T said it would take a $1 billion charge in the first quarter. Deere & Co., Verizon and Boeing disclosed similar increases in expenses.

Fundamental strengths determine which companies ultimately wind up in our portfolios. Our company-by-company approach will look closely at how companies in and out of the health care sector respond and adapt to the changing regulatory landscape.

Greif Inc., GEF
Greif has ridden a wave of expansion from the start, providing containers strong enough to carry spikes used in the railroad’s growth into the western U.S. By evolving along with the industrial world in the years since, the company became a global leader in industrial packaging and positioned itself to consolidate the fragmented industry.

NYSE-listed Greif Inc. produces industrial steel, fiber and plastic drums, intermediate bulk containers and polycarbonate water bottles. The company also makes containerboard, corrugated containers, and multi-wall bags for consumer and industrial applications. Greif performs related blending and packaging services for its customers and operates more than 200 locations in 45 countries.

Customers include BASF, Chevron, DuPont Co. and Exxon Mobil. The company reported more than $2.8 billion in revenue in the 12 months through January.

Greif grew earnings 71 percent in the January quarter, beating estimates. Revenue, which fell throughout the company’s fiscal year ended October 2009, grew 7 percent for the quarter on rebounding sales volume.

Your team spoke with Chief Executive Officer Michael Gasser about Greif’s competitive position. With roughly 30 percent market share in its core drum business, the company is unique in terms of scale.

As smaller competitors struggled during the economic downturn, Greif used its balance sheet strength to make strategic acquisitions. The company acquired four small industrial packaging companies and one paper packaging company in 2008. In 2009, Greif acquired a German packaging company that won Greif access to the market for flexible intermediate bulk containers (used in pharmaceutical and agricultural applications) and a Scandinavian drum company that gave Greif a foothold in Sweden, a new market.

Your team bought Greif at 13 times estimates for the fiscal year ending October 2010. Wall Street analysts predict the company will grow earnings 23 percent in that time.

Home Depot Inc., HD

Home Depot undertook initiatives to drive efficiency and improve the customer experience about two years ago, but the benefits of the changes were hard to discern as the economic backdrop took a heavy toll on demand. Now that the economy is on the mend, the company is emerging with a freshly remodeled bottom line.

NYSE-listed Home Depot Inc. is the largest home improvement retailer in the U.S., Canada and Mexico. The company’s 2,244 retail store locations include 10 sites in China resulting from an acquisition in 2006. U.S. stores represent 88 percent of Home Depot’s store base. Total revenue was $66.2 billion in the 12 months through January.

Home Depot grew January-quarter earnings 26 percent, exceeding estimates by 41 percent. Same store sales reversed what had been an extended slide, growing thanks to strength in paint, flooring, kitchen and bath, and international markets.

Your team spoke with Craig Menear, Executive Vice President, Merchandising, about how Home Depot targets its product offerings to simplify the customer experience and increase the value proposition. Many of the company’s exclusive and proprietary products are recognized market leaders in their categories.

Trade checks with suppliers such as Masco Corp., Jeld-Wen, Stanley Black & Decker and Scotts revealed demand building even as the housing crisis persists. Whether staying put, stuck due to unfavorable mortgage situations or hoping to attract buyers, homeowners are increasingly seeking cosmetic home improvements.

As Home Depot enters its peak season, the trend shows promise for growth in sales of bigger-ticket items, which suffered double-digit, year-over-year declines in the first three quarters of the company’s last fiscal year before slowing to a 1 percent decline in the final quarter. Products with price points of $900 and more typically account for about 20 percent of sales.

Maxim Integrated Products Inc., MXIM

Following a quarter-century focus on high-performance analog chips, new management at Maxim made a strategic shift to pursue the greater growth potential offered by catering to the higher-volume consumer electronics market. Two years later, chips used in personal computers and handset devices generate half of revenues.

Nasdaq-listed Maxim Integrated Products Inc. manufactures high-performance analog and mixed signal semiconductors that bridge the gap between real world signals and the digital world of zeros and ones. The company’s massive array of products find applications in communications, computing, industrial, medical, automotive and consumer-related markets. Revenues, which approached $1.7 billion last year, are expected to grow 29 percent in 2010.

December-quarter earnings grew to $0.24 per share from a loss of $0.12 a year ago, exceeding estimates. Analog chip sales grew 15 percent in the quarter. Demand increased for high-performance semiconductors as business conditions for industrial- and communications-related customers improved. Sales of higher-volume chips also strengthened following design wins and market share gains.

Your team spoke with Chief Financial Officer Bruce Kiddoo about how the company’s storied past in high-performance chips helped create a competitive advantage in the high-volume area. Maxim was among the first to integrate multiple analog functions on a single chip, a process more common to digital chipmakers, which helps lower materials costs and save space for electronics manufacturers.

While profit margins initially declined with Maxim’s move into higher-volume chips, better utilization of manufacturing equipment is driving improvements as sales grow. Gross margins expanded by 560 basis points to 62 percent in the December quarter.

Your team purchased Maxim at 15 times earnings estimates for the fiscal year ending June. Rebounding from a substantial decline in fiscal 2009, analysts predict Maxim’s earnings will grow over 400 percent in fiscal 2010.

Rovi Corp., ROVI

Figuring out what to watch on TV used to involve reading a page in the local Sunday paper. Today’s channel surfers can pick from a massive number of shows, movies, music and on-demand content. Rovi’s interactive guides help them find what’s on and where to watch it.

Nasdaq-listed Rovi Corp., formerly known as Macrovision, is a global developer of interactive programming guides, media recognition technologies and descriptive information databases embedded in consumer electronics. The company also provides analog copy-protection technologies for digital music and movies. Customers include music labels, service providers, set-top box manufacturers and major motion picture studios.

December-quarter earnings grew 39 percent, beating estimates by 11 percent. Quarterly sales increased 17 percent, driven by continued growth in digital subscribers and increases in shipments of flat screen TVs and set-top boxes incorporating Rovi’s technology. Eighty percent of revenue is derived from licensing agreements, providing good visibility for future sales.

Your team spoke with Chief Executive Fred Amoroso regarding Rovi’s solid competitive position. The company currently has over 4,000 patents issued or pending. Additionally, its acquisition of Gemstar-TV Guide International two years ago expanded its wealth of intellectual property related to programming guides. Over 90 percent of the 88 million digital homes in North America have access to program guides that use Rovi’s technology.

Rovi’s next-generation interactive guide, called TotalGuide, is expected to be well received when it is launched later this spring. Among the most comprehensive guides to date, TotalGuide’s multimedia, internet browsing capabilities and navigation enhancements could also prove an attractive spot for advertisers looking to display interactive content.

Your team bought Rovi at 16 times 2010 earnings estimates. Wall Street predicts the company will grow earnings 25 percent this year.

Pat Kealey
His career began at around the same time IBM introduced the personal computer, but it would be a little while before technology changed Pat Kealey’s job. In the early days of his career, the first step in “booking” a trade was using a No. 2 pencil to jot it down in a notebook. Today, Pat’s desk chair is positioned amid a bank of four flat-screen monitors, and computers facilitate virtually everything he does.

Pat leads the Friess Associates trading team. With 29 years in the business, he boasts a combination of industry knowledge and technical expertise that speaks to his ability to grow and adapt during the dramatic evolution experienced in equity trading during his career. Pat and his teammates play a key role in our investment process and, as a result, are referred to internally as “investment implementers.”

“We need our investment implementers to buy or sell sometimes hundreds of millions of dollars worth of a company without dominating the volume of trading in its stock or tipping off other investors,” Chief Compliance Officer Dave Marky said. “Pat is really well-suited for such a challenging task given the contacts he’s assembled over nearly three decades as a trader and his expertise using electronic networks.”

Pat’s responsibilities range from mentoring other Friess traders to making sure all trades are executed in an efficient and cost-effective manner. He also oversees outside relationships with the brokerage community.

Pat eagerly embraced new technology that matched buyers and sellers electronically that began rolling out in earnest in the early part of the last decade.

“ECNs (electronic-communications networks) allow us to match trades in seconds while remaining anonymous,” Pat explained. “It’s not just the speed. We can also see the other side of the transaction, which we might not have found otherwise.”

Pat earned his undergraduate degree in Operations Management and Finance from Villanova University. He also earned the Chartered Financial Analyst designation.

He and his wife have two children. Pat most enjoys time spent with his family, whether it’s watching his kids participate in sports or scuba diving together in the Caribbean. An avid photographer, Pat captures much of their time together on film.

On the Cutting Edge . . .
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Manmade Mollusk Material
Materials scientists admire the properties of mother of pearl, an iridescent substance that lines the shells of certain mollusks. Lightweight and flexible, the naturally occurring compound, also called nacre, is so tough and otherwise durable that creating synthetic nacre on a large scale is a long-held goal. Researchers at the Helsinki University of Technology now say they can mimic the mollusk. The team produced sheets of synthetic nacre that it claims are thinner than paper while being 20 times as strong and flameproof. They foresee an array of potential applications in aerospace, construction and electronics, among other fields. The researchers are working with the Finnish paper company UPM to develop commercial opportunities.

Bone-Friendly Surgical Screws
A major drawback related to many surgeries for torn knee ligaments is the need to conduct follow-up surgery to retrieve the stainless steel or titanium screws surgeons regularly use to anchor relocated tendons in place. Researchers from the Fraunhofer Institute in Germany believe they’ve developed a solution. Polylactic acid is currently used to make biodegradable medical screws, but the screws are not always biocompatible, meaning they can leave holes where they were used in bone. The researchers combined polylactic acid and hydroxyapatite, a biomineral used as a bone substitute, to make a composite that promotes bone growth into the screw. The screws are replaced by bone in about 24 months.

Adam Rieger
Adam Rieger spends a lot of his time immersed in news releases, published reports and regulatory filings. He also listens in on earnings conference calls and, on occasion, attends meetings with company managements. A few years back, he earned the Chartered Financial Analyst designation to help sharpen his ability to analyze financial statements.

Adam’s job requires him to perform many tasks associated with equity research, but he doesn’t pick stocks. His main responsibilities include filling the pages of this report. As a member of the Friess Associates writing team, Adam is charged with producing written communications and, as is the case with his other non-research teammates, he performs his duties in a way that enables Friess researchers to maximize the time they focus on research.

“Adam’s understanding of our research process and his ability to work seamlessly with the research team are big reasons the Brandywine Funds reports are usually out the door within two weeks of a quarter’s end rather than the two months that industry regulations permit,” said Chief Administrative Officer Lynda Campbell.

Good researchers and client relationship managers aren’t necessarily good writers, so teammates at all levels of the firm rely on Adam and his teammates to turn their stock stories, market observations and other messages into readable prose. The same commitment to timeliness shown at quarter end is evident in letters requested by his client liaison teammates, who regularly dictate bullet points for letters from the road and receive drafts via email and fax. Standard operating procedure is for the letter to be mailed within 24 hours of the request.

A previous job writing technical manuals for a software company helped Adam develop a knack for turning complicated information into easy-to-understand text. Adam is equipped with knowledge of individual-company fundamentals, the stock market, portfolio management issues, our research-driven investment approach and a range of other related matters, which helps us communicate effectively with clients and shareholders in a timely manner.

Adam earned a bachelor-of-arts degree in English from Mount Saint Mary’s College in Emmitsburg, Maryland. He worked as a reporter for three Delaware-based newspapers before joining Friess Associates. Adam and his wife have two children.

Eliminating Refrigeration to Save Lives
Vaccines containing live strains of the viruses they help ward off must be refrigerated continuously from the time they are made, making their delivery to poor and remote locations a formidable challenge. As a result, many diseases conquered in most of the western world still kill millions in developing countries. UK-based Nova Bio-Pharma Technologies aims to solve this problem. The company’s HydRIS technology puts viruses in a vaccine in a suspended state within a thin film of sugar molecules. Activating the vaccine is a one-step process using water and a specially designed syringe attachment. Nova believes the technology has great potential to increase access to vaccines and reduce costs related to storing and shipping them.

Less Oil Where Rubber Meets Road
Goodyear Tire & Rubber Co. and Genencor, a division of the Danish food ingredient company Danisco, have teamed up to make tire production a less oil-intensive process. The companies showed off a new Goodyear concept tire at a March meeting of the American Chemical Society, which estimates that seven gallons of oil go into each tire made by current conventional means. The new tire supplements isoprene, a petroleum-derived raw material used in tire production, with BioIsoprene, an alternative made from renewable biomass such as corn. Genencor, which envisions using BioIsoprene in other industrial applications, plans to bring the technology to pilot stage within two years. Goodyear believes tires made with BioIsoprene could hit the road in three to five years.

Team Approach Tackles Research

The investment management business is riddled with star managers running portfolios. Seven separate teams of several researchers each manage the assets entrusted to Friess Associates. It’s the main reason we’re able to perform the exhaustive research that is the cornerstone of our process.

Rather than a portfolio manager selecting stocks for one or several portfolios, our analysts are grouped into research teams and the stocks they select go into all client portfolios (guidelines permitting). Our clients and shareholders benefit in several ways from this non-traditional system. Instead of holding stocks selected by only one person for their portfolio, our clients receive the best ideas from a number of researchers. This also sidesteps the problem of a single portfolio manager having to monitor an excessive amount of stocks.

Also, unlike some other firms that pit analysts against each other, our teams cooperate. Teams work with the common goal of growing the assets of all of our clients and shareholders. Even compensation is a function of performance and cooperation within the team structure, as opposed to rewards for beating the researcher in the office next door. The system also maintains the flexibility to move assets among teams with the most dynamic ideas.

We rely on insights gathered from as many as 100 research interviews each business day with company managements, competitors, customers and suppliers to identify companies with robust earnings potential. We also gather investment intelligence through company and store visits, attending trade shows and utilizing a large network of industry contacts. A real-time database catalogs every researcher’s findings, providing a steady stream of new insights from contacts made with public and private companies and allowing teams to leverage each other’s research.

As more technology names started making their way into the portfolios we manage over the past six months, interactions between our teams on technology companies increased. In the semiconductor industry, higher inventory buildup at several chipmakers in the recent quarter raised concerns for some investors that supply could be building. Through a series of trade checks with original equipment manufacturers and their customers and suppliers, multiple researchers and research teams shared information to uncover that the need to replenish inventory levels depleted by strong demand was to blame in most cases.

Similarly, information on sales trends and inventory levels at a holding that makes components for major window manufacturers generated positive data points for a researcher looking into trends at home-improvement retailers. One researcher’s work that pointed to growing demand from assembly plants for belt loops and pockets helped a teammate piece together a thesis on a fashion apparel retailer.

Our team approach eliminates time-draining bureaucracy and embodies the nimble nature of our firm’s early days by using smaller groups of people to manage smaller pools of money. Researchers on average follow 10 to 15 stocks at a time, enabling them to perform extensive research on holdings while ensuring an ample supply of new ideas from multiple perspectives.

Our commitment to research runs deep. Our Research Team Leaders average 21 years of industry experience, including 14 years with Friess Associates. Roughly half of our professionals are dedicated to the research process. Friess Associates employees collectively represent one of the largest shareholder groups in the Brandywine Funds.

Thank you for the opportunity to work on your behalf.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of March 31, 2010, Cisco Systems Inc., Greif Inc., Home Depot Inc., Maxim Integrated Products Inc. and Rovi Corp. represented 0.25, 0.86, 2.29, 1.69 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Analog Devices Inc., Cisco Systems, Intel Corp. and Linear Technology Corp. at 2.33, 3.08, 1.95 and 1.75 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date.

Friess Associates, LLC		Friess Associates of Delaware, LLC
P.O. Box 576	Editorial Staff: Chris Aregood and Adam Rieger	P.O. Box 4166
Jackson, WY 83001		Greenville, DE 19807
(307) 739-9699		(302) 656-3017